# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: TRIO-TECH INTERNATIONAL, CIK 0000732026
CUSIP: 896712205
Title of class of securities: Common Stock, no par value
Address of issuer's principal executive offices: Block 1008 Toa Payoh North, Unit 03-09, Singapore, Singapore (U0), 318996
Date of event which requires filing of this statement: 01/27/2026
Filed by CIK 0001247602
Persons authorized to receive notices and communications: Siew Wai Yong, 7 Pandan valley, 16-502 Poinciana Tower, Singapore, Singapore (U0), 597631, (65) 6265 3300

## Reporting persons
- YONG SIEW WAI (CIK 0001247602): type of reporting person: individual (IN); citizenship or place of organization: Singapore (U0); source of funds: other (OO); sole voting power 1,470,290; shared voting power 0; sole dispositive power 1,470,290; shared dispositive power 0; aggregate amount beneficially owned 1,470,290 (16.9% of the class)
  Comment: (1) Includes 1,260,247 shares of the Issuer's common stock, no par value ("Common Stock") and options to purchase 210,043 shares of Common Stock exercisable within 60 days of the date of this report.
  (2) Based on 8,701,110 shares of the Common Stock issued and outstanding as of November 1, 2025, based on the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the "SEC") on November 14, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, no par value
Name of issuer: TRIO-TECH INTERNATIONAL
Address of issuer's principal executive offices: Block 1008 Toa Payoh North, Unit 03-09, Singapore, Singapore (U0), 318996
Comment: This Amendment No. 2 ("Amendment") to Schedule 13D amends and supplements the statement on 13D originally filed on June 3, 2010, as amended April 6, 2023, by furnishing the information set forth below. Except as otherwise specified in this Amendment, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D, as previously amended, filed with the Securities and Exchange Commission ("SEC").

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed by Siew Wai Yong, an individual.
Residence or business address: The address of the Reporting Person for this filing is: 7 Pandan valley, 16-502 Poinciana Tower, Singapore 597631.
Present principal occupation or employment: Mr. Yong has served as a director, Chief Executive Officer and President of the Company since 1990 and was elected Chairman of the Board in September 2023. He joined Trio-Tech International Pte. Ltd. in Singapore in 1976 and was appointed as its Managing Director in August 1980.
Criminal convictions in the last five years: The Reporting Person was not, during the last five years, convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: The Reporting Person was not, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Mr. Yong is a citizen of Singapore.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The securities reported herein include shares that were acquired by the Reporting Person through grants of shares by the Issuer from time to time. Of the 1,470,290 shares deemed beneficially owned by Mr. Yong, 210,043 are subject to currently exercisable options. Mr. Yong acquired the remaining shares deemed to be beneficially held by him through the use of personal funds.

## Item 4. Purpose of Transaction
Purpose of transaction: Mr. Yong holds the shares of Company Common Stock beneficially owned and deemed to be beneficially owned by him for investment. The Reporting Person has no current plans or proposals which relate to or would result in any of the matters described in paragraphs (a) though (j) of Item 4 of Schedule 13D. Mr. Yong may in the future acquire additional shares of Common Stock or other Issuer securities or dispose of some or all of the shares of Common Stock or other securities held by the Reporting Person in open-market transactions or privately negotiated transactions, on such terms and at such times as the Reporting Person may deem advisable subject to applicable securities law and regulations.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Mr. Yong may be deemed to beneficially own an aggregate of 1,470,290 shares of the Issuer's common stock, including 210,043 options to purchase shares of Common Stock (the "Options") exercisable within 60 days of the date of this report, representing approximately 16.90% of the Issuer's shares of common stock outstanding.

The percentage of ownership of shares set forth in this Schedule 13D is based on 8,701,110 shares of Common Stock outstanding as of November 1, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose:
Sole power to vote: 1,470,290
Shared power to vote: 0
Sole power to dispose: 1,470,290
Shared power to dispose: 0
Transactions in the class effected during the past sixty days: On January 27, 2026, Mr. Yong exercised an option to acquire 80,111 shares of common stock at an exercise price of $2.64.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: None.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Not applicable.

## Signatures
- YONG SIEW WAI: /s/ Siew Wai Yong, Siew Wai Yong (01/29/2026)